SMTP, Inc.
95 Fulkerson Street
Cambridge, Massachusetts 02141
617-500-8635

January 3, 2011

Ms. Kathryn Jacobson
Mr. Dean Suehiro
Mr. Brandon Hill
Mr. Larry Spirgel
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          SMTP, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Dear Ms. Jacobson and Messrs. Suehiro, Hill and Spirgel:

Set forth below are the Company’s responses to written comments provided to the Company by the staff of the Commission (the “Staff”) on Thursday, December 23, 2010. The Company has filed Amendment No 1. to the registration statement originally filed on December 2, 2010 on Form S-1 to reflect each of the responses.

Financial Summary, page 2
Table C: Audited Balance Sheet

1.

Please delete “audited” from Table A and Table C titles. Additionally, please revise your calculated Working Capital (Deficit), to equal Current Assets less Current Liabilities.

Response: We have made the requested changes.

System failures could reduce the attractiveness of our service offerings… page 8

2.

We note that you have experienced periodic service interruptions. Please clarify whether you are aware of any loss of customers due to material service interruptions you experienced in 2009 and year to date.

Response: We are not aware of any loss of customers due to material service interruptions and have modified the related disclosures.

Our use of open source….page 10

3.

We note that on page 26 you state that your core technology is built upon software that is open source. Please disclose whether or not there is a risk that you could be required to offer your products that use such open source software at no cost, or make available your source code for modifications or derivative works.

Response: Customizations to open source software code generally require developers to make their work available at no cost. Since we have created our software by developing extensions which plug into open source software without modifying the open source code, we do not believe there is a risk we could be required to offer our products or make our source code available.  We have added additional details to address this point on page 10 and page 26.

If the security of our customers’ confidential information…..page 10

4.

We note your statement that your general liability insurance may not cover any, or only a portion, of any potential claims you may be subject to for failing to protect your customers’ confidential information. However, on page 8, you state that you do not have any general liability insurance. Please reconcile these statements.

Response: We do not have any general liability insurance and have modified the disclosure on page 10.

The market price of our shares…page 14

5.

Please note that Rule 144(k) was eliminated as part of our revisions to Rule 144 in 2007. Please update this disclosure in this risk factor accordingly.

Response: We have updated the risk factor.

Use of Proceeds, page 16

6.

Please provide additional disclosures regarding how you would use the proceeds from this offering. Please specify the products that you would expect to develop and how development of those products would impact your business.

Response: We have added additional detail on page 16 regarding our product development plans.

Dilution, page 17

7.

We note that in the fourth paragraph of this section you state that purchasers in this offering can expect immediate dilution of $0.229 per share. However, in a table immediately following this disclosure, you state that dilution per new investor will be $0.212. Please reconcile. In addition, the net tangible book value per share after the offering is incorrect in the table following the paragraph describing potential dilution assuming the sale of 75% of the common stock in this offering.

Response: We have corrected the items noted.

Plan of Distribution and Terms of the Offering, page 18
Plan of Distribution, Page 19

8.

We note that shares will be sold only to friends, family and acquaintances, and all outstanding shares of the company are currently held by the founder. Therefore, a public market for the company’s  securities does not appear likely. Expand to discuss in greater detail why the company is publicly offering its shares. We note that the proceeds from this offering are not needed to fund the company’s anticipated capital requirements, and the expenses of the offering are approximately 75% of the total offering proceeds.

Response: We are subjecting ourselves to the Exchange Act of ’34 reporting requirements because we believe that being a public entity will help us attract and retain key personnel, provide us benefits in visibility and the way we are perceived by vendors and prospective customers, as well as the possibility of providing liquidity to our shareholders. We have added this discussion on page 18.

Principal Services, page 25
Background Overview, page 35

9.

We note that you provide services to enable small, medium and large businesses to outsource the sending of outbound emails. Please update your revenue recognition section to describe more clearly how you derive revenues from your various offerings. For instance, on your website at http://www.smtp.com, you indicate that you can enable 1 million emails for a flat rate of $900 per month. However, your current disclosure merely states that your service revenues are “subscription-based” and are “prepaid by clients via credit card payments.” Additionally, please clarify whether your current customers consist of businesses or customers and whether your customer count is based on the number of business clients or email accounts held by those clients or on individual subscribers.

Response: We have updated the revenue recognition sections of our financial statements and have expanded the principal services section on page 25 to clarify the number of customers we have.

Material Agreements, page 28

10.

 Clarify whether your employment agreement with Mr. Harrison is written or oral. If written, please file as an exhibit to the registration statement.

Response: We updated the registration statement to specify our employment agreement with Mr. Harrison is in writing. We filed the agreement as Exhibit 10.3 and the subsequent amendment to his employment agreement as part of the original S-1 filing.

Executive Compensation, page 33

11.

Please provide a description of the material terms of Mr. Harrison’s stock options, including vesting.

Response: We have added more detail to the registration statement.

12.

Please provide disclosure regarding the terms of Mr. Harrison’s annual bonus award.

Response: We have added more detail to the registration statement.

13.

Please provide disclosure regarding the material terms of the company’s verbal agreements with Mr. Dukach and Mr. Morrison.

Response: We have added more detail to the registration statement.

Summary Compensation Table, page 34

14.

Please specify the year that the compensation in the table was paid to each executive.

Response: We have updated the table.

15.

We note that management fees of $297,490 were paid to Mr. Dukach in 2009 but only $100,000 was reflected in the table. Please advise.

Response: We have updated the table.

16.

The amounts reported in “All Other Compensation” seem incorrect. Please correct.

Response: We have updated the table.

Management’s Discussion and Analysis of Financial Condition, page 35
Liquidity, page 40

17.

Please discuss in detail what you mean by your statement that deferred revenues “do not reflect true cash obligations of the Company.”

Response: We have revised the disclosure and have removed this statement.

Results of Operations, page 36

18.

We note that increased sales of your subscription-based email service product is responsible for your increase in revenue in 2009 over 2008. Please describe this product, and your other products, in your business section.

Response: By subscription-based service, we were referring to our primary product in which a customer pays for email related services for a contractual period of time.  We have revised our disclosures for clarification.

Sales and Marketing, page 36

19.

We note your disclosure that your sales and marketing expenses increased primarily because of the general growth of your business rather than as a result of a single marketing campaign. Please explain the relationship between the growth of your business and the increase in your marketing expense. For example, is your marketing budget a fixed percent of your revenue or do you pay more to your advertisers based on revenue.

Response: In response to growth of the business and improved operating cash flows, we spent more on advertising and marketing to fuel additional growth, but there is no direct correlation between revenues and marketing expenses.  We have revised the disclosure for clarification.

Revenue Recognition, page F-8

20.

Please expand to disclose the nature and terms of the refunds and credit card chargebacks. Please comply with this comment in your interim financial statements on page F-7.

Response: We have updated the disclosure

Leased Administrative Facilities, page F-11

21.

You state that in lieu of rent, the Company paid for certain repairs and maintenance totaling $133,664 and also made improvements to facilities owned by the sole shareholder totaling $71,639 during 2008. Please tell us the terms of each lease for the facilities including the required lease payments and how such payments were determined. In addition, tell us in detail the specific terms in such leases that required the termination of the leases upon sale of such facilities by your shareholder.

Response: There was no written lease between the company and the sole shareholder for use of those facilities.  However they were the primary facility used by the company in the US at that time.

22.

Please tell us why it was more advantageous for the Company to pay for those expenditures in lieu of rent. In this regard, we note on page 27 that your current annual rent expense amounts to only $24,000 per year.

Response: We utilized the facility owned by our sole shareholder as our primary address. It was advantageous for the company to perform necessary repairs so that vendors, potential customers and people we were working to recruit viewed us as a professional business. This was of particular importance because we heavily rely on offshore contractors who are not visible or accessible to our potential customers; which makes us appear smaller than we really are. At the time, the company only had one shareholder so the convenience of having an office in his personal residence justified the cost of renovations rather than renting alternative office space which would have required a long term lease at a higher cost. All future renovations must be approved by the independent members of our board of directors and no renovations are presently planned.

Subsequent events, page F-12

23.

Please revise your financial statements to give retroactive effect to the recapitalization. Please comply with this comment in your interim financial statements.

Response: We have updated the financial statements to give retroactive effect to the recapitalization.

Management fees, page F-12

24.

We note that the Company paid management fees of $144,715 and $297,490 to the Company’s shareholder for services rendered to the Company during 2008 and 2009, respectively. Please disclose the nature of the services provided and how the fees were structured.

Response: As the sole shareholder and director at the time, as well as the sole operating executive, Semyon Dukach chose to compensate himself with a combination of salary and management fees as stated, which he considered reasonable given the resulting growth.  Under the direction of the current board, the company does not anticipate paying additional management fees to Mr. Dukach or to other fulltime employees, but will instead adjust their salary and bonuses from time to time to reflect market driven compensation rates appropriate to future operating results.  We have added the requested disclosures.

Financial Statements for the Nine Months Ended September 20, 2010 and 2009
Other Current Assets, page F-7

25.

Please disclose the nature and terms of the deposits with your credit card payment processing vendor.

Response: We have updated the disclosures.

We acknowledge that:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Semyon Dukach
Semyon Dukach
Chief Executive Officer